Exhibit 99.1

Press Release

HARVEST OPERATIONS RELEASES 2011 RESERVES SUMMARY IN ADDITION TO
FOURTH QUARTER AND FULL YEAR 2011 FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA – MARCH 1, 2012: Harvest Operations Corp. (TSX: HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) announces the release of its financial and operating results for the fourth quarter and full year ended December 31, 2011. The audited financial statements, notes and MD&A pertaining to the period are available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and are available on the Harvest website at www.harvestenergy.ca. All figures reported herein are in Canadian dollars unless otherwise stated. The term “barrels of oil equivalent” or “boe” may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf per 1 boe is based on the energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

HIGHLIGHTS

Full year 2011 Proved plus Probable reserves increased 10% to 505.5 million barrels of oil equivalent. Effective December 31, 2011, Harvest’s reserves were evaluated by independent reserves evaluators GLJ Petroleum Consultants Ltd. (GLJ) and McDaniel & Associates Consultants Ltd. (McDaniel).

Oil and natural gas liquids (NGLs) are 79% of total Proved reserves and 84% of total Proved plus Probable reserves. Harvest’s 2011 Proved and Probable NGLs reserves increased 126% from 2010.

Harvest’s realized price prior to hedging of $64.61/boe in the fourth quarter of 2011 was up 15% from $56.03/boe in the fourth quarter of 2010. The full year realized price prior to hedging of $62.13/boe was an increase of 11%, as crude oil prices improved from 2010. The effect was offset somewhat by the impact of lower natural gas prices.

Harvest’s 2011 operating netback prior to hedging was $34.54/boe, an increase of $2.52/boe or 8% from 2010, reflecting higher prices in oil and NGLs and partially offset by lower natural gas prices and increased operating and transportation expenses.

Harvest production volumes for the fourth quarter exceeded guidance at 61,324 boe/d, a 23% increase over fourth quarter 2010 and a 5% increase from the third quarter of 2011. Full year 2011 production volumes are 57,161 boe/d, a 16% increase over 2010.

Upstream operations capital additions of $179.6 million and $733.4 million for the fourth quarter and full year 2011 were 21% and 82% higher compared to the same periods in 2010. Capital spending for the full year 2011 includes the drilling of 251.0 gross (214.3 net) wells with a success rate of approximately 98%.

Downstream operations reported a fourth quarter gross refining margin of US$(4.14)/bbl and US$5.28/bbl for the year, respectively, while average throughput for the fourth quarter was 88,824 bbl/d and 66,417 bbl/d for the full year. Declines in throughput were due to planned maintenance of the refinery units and a reduction in throughput rates due to lower refining margins in the fourth quarter of 2011.

Downstream 2011 capital spending was $284.2 million, an increase of $213.0 million from 2010. The spending in 2011 includes $102.4 million of plant turnaround costs, $32.2 million for catalyst replacement, $26.0 million for replacing tubing and piping and $62.6 million of spending on the debottlenecking project.

Harvest’s credit facility was amended in the fourth quarter to increase the capacity of the facility from $500 million to $800 million and decrease the minimum rate charged on the credit facility from 175 bps to 160 bps over bankers’ acceptance rates.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 8	March 1, 2012

FINANCIAL & OPERATING HIGHLIGHTS

This table summarizes our financial and operating results for the three and twelve month periods ended December 31, 2011 and 2010.

	Three Months Ended		Year Ended
	December 31		December 31
($000s except where noted)	2011	2010	2011	2010
FINANCIAL
Revenues(1)	1,462,535	1,301,348	4,330,869	3,958,204
Cash from operating activities	144,625	142,134	560,489	439,184
Net loss	(73,885)	(12,333)	(104,657)	(81,163)

Bank loan	355,575	11,379	355,575	11,379
Convertible debentures	742,067	745,257	742,067	745,257
Senior notes	495,674	482,389	495,674	482,389
Total financial debt	1,593,316	1,239,025	1,593,316	1,239,025

Total assets	6,284,370	5,388,740	6,284,370	5,388,740

UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	61,324	50,054	57,161	49,397
Average realized price
Oil and NGLs ($/bbl)(2)	84.82	68.67	79.60	67.34
Gas ($/mcf)	3.42	3.81	3.83	4.21
Operating netback ($/boe)(2)	36.57	32.07	34.54	32.02

Capital asset additions (excluding acquisitions)	179,634	147,890	733,380	403,848
Property and business acquisitions (dispositions), net	(7,971)	(797)	505,355	175,657
Abandonment and reclamation expenditures	9,938	6,444	22,110	20,257
Net wells drilled	39.4	41.6	214.3	141.4
Net undeveloped land acquired in business combinations (acres)(3)	-	-	223,405	57,509
Net undeveloped land additions (acres)	19,549	49,769	164,349	124,479

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	88,824	111,317	66,417	86,142
Average refining margin (loss) (US$/bbl)	(4.14)	6.13	5.28	5.13

Capital asset additions	37,532	32,591	284,244	71,234

(1)	Revenues are net of royalties and the effective portion of Harvest’s realized crude oil hedges.
(2)	Excludes the effect of risk management contracts designated as hedges.
(3)	Excludes carried interest lands acquired in business combinations.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 8	March 1, 2012

MESSAGE TO STAKEHOLDERS

During 2011 Harvest focused on developing and growing our business through: (i) acquisition and the organic development of our extensive Upstream asset base; (ii) effective management and execution of our BlackGold SAGD oil sands project; and (iii) cost-effective, low risk projects within our Downstream business.

The first quarter of 2011 was a successful quarter for Harvest as we closed a significant acquisition of producing assets in western Canada. In addition, the results of our winter drilling program in northern Alberta contributed to Harvest setting record production levels. Our Downstream refining business experienced exceptional performance during the first quarter of 2011 as throughput averaged near capacity, taking advantage of refining margins which were the highest since the first quarter of 2009.

Harvest encountered operational setbacks in the Upstream business when the non-operated Rainbow pipeline experienced a line break in April and production from the northern Alberta areas was seriously restricted. In response to the line break, we utilized alternative transportation to move as much production as possible from the affected areas to other markets until pipeline service was restored in September. As well, unusually wet weather hampered operations and drilling activities related to our Saskatchewan properties.

Following these operational setbacks, Harvest’s Upstream operations achieved the highest production levels for the year during the fourth quarter, which was further enhanced by the continued strength of crude oil prices.

Downstream operations began a scheduled maintenance turnaround in May; the scope and time required grew over the course of the project. The turnaround and catalyst enhancement activities were completed in August. These position Harvest for strong and continuous performance, eliminating a planned turnaround in 2012 with no scheduled downtime until 2013. The Downstream refinery operations returned to regular operations in the fourth quarter, reflecting slightly reduced throughput levels to better manage the very low gasoline crack margins prevalent in late 2011.

Moving forward into 2012, we believe the quality and strength of our operations, enhanced by the skill and technical expertise of our employees, are the keys to our success. Our asset base consists of valuable upside potential in both Upstream and Downstream businesses. Through 2012 we will continue to develop value through organic development, the use of innovative technologies, acquisition opportunities in the Upstream and cost efficient projects with attractive rates of return in the Downstream.

Thank you for your continued interest in, and support of, Harvest Operations Corp. We look forward to reporting on our future progress and direction in the quarters to come as we evolve and grow, maintaining our position as a leading Canadian oil and gas company.

CONFERENCE CALL

Harvest will be hosting a conference call to discuss our fourth quarter and full year 2011 results at 9:00 a.m. Mountain Standard Time (11:00 a.m. Eastern Standard Time) on Wednesday, March 7th, 2012.

Callers may dial 1- 800-766-6630 (International callers or Toronto local dial 416-695-6616) a few minutes prior to start and request the Harvest conference call.

The call will also be available for replay by dialing 1-800-408-3053 (International callers or Toronto local dial 905-694-9451) and entering passcode 7275673.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 8	March 1, 2012

RESERVES SUMMARY

Harvest’s reserves for the year ended December 31, 2011 and were evaluated in accordance with National Instrument 51-101 (NI 51-101) by the independent reserve evaluators GLJ, who evaluated approximately 83%, and McDaniel, who evaluated approximately 17%. The complete reserves disclosure required under NI 51-101 will be contained in Harvest’s 2011 Annual Information Form (AIF), to be filed on SEDAR (www.sedar.com) on or before March 30, 2012.

Summary of Oil & Gas Reserves (Gross)
Forecast Prices and Costs - As of December 31, 2011

	Light and		Bitumen		Natural Gas	Total Oil
Reserves Category	Medium Oil	Heavy Oil	(BlackGold)	Natural Gas	Liquids	Equivalent
	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(Mboe)
Proved
Developed Producing	51,125	34,689	0	248,654	11,384	138,640
Developed Non-Producing	1,282	1,334	0	24,209	824	7,474
Undeveloped	9,639	3,175	93,604	62,550	2,007	118,850
Total Proved	62,045	39,197	93,604	335,414	14,216	264,965
Probable	25,876	16,808	165,640	149,089	7,413	240,584
Total Proved + Probable	87,921	56,006	259,244	484,502	21,629	505,549

Note: Columns may not add due to rounding

On a Proved plus Probable basis, including the BlackGold oil sands development (BlackGold), Harvest increased gross reserves 10% from year end 2010 to 505.5 million barrels of oil equivalent (MMboe). Gross Proved reserves increased 11% to 265.0 MMboe. Proved plus Probable reserves (excluding BlackGold) increased 22% to 246.3 MMboe. Through successful drilling, optimization and acquisition activities, Proved Developed Producing reserves (excluding BlackGold) continue to represent a high percentage of total Proved reserves at approximately 81% while total Proved reserves represent approximately 70% of total Proved plus Probable reserves. Oil, bitumen and NGLs are 84% of Harvest’s total Proved plus Probable reserves.

Reconciliation of Oil & Gas Reserves (Gross)
As of December 31, 2011
Forecast Prices and Costs

		Proved +
	Proved	Probable
	(MMboe)	(MMboe)
Opening Balance - December 31, 2010	238.28	461.91
Technical Revisions	3.96	(2.46)
Drilling Extensions	10.08	17.49
Infill Drilling	2.46	3.53
Production	(20.87)	(20.87)
Acquisitions / Divestures	31.04	45.90
Improved Recovery	0.01	0.01
Closing Balance - December 31, 2011	264.96	505.51

Note: Columns may not add due to rounding

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 5 of 8	March 1, 2012

The net present value (NPV) (before taxes, discounted at 10%) of Harvest’s Proved plus Probable reserves increased 18% to $5,794 million from $4,891 million in 2010. The NPV of total Proved reserves increased to $3,858 million compared to $3,236 million in 2010.

Summary of Net Present Values of Future Net Revenue
Forecast Prices and Costs - As of December 31, 2011

	Before Income Taxes Discounted at (%/Year)
Reserves Category	0%	5%	10%	15%	20%
(Excluding BlackGold)	($M)	($M)	($M)	($M)	($M)
Proved
Developed Producing	4,905,648	3,732,958	3,047,357	2,594,219	2,271,529
Developed Non-Producing	212,078	150,226	116,476	95,080	80,227
Undeveloped	586,734	384,517	259,545	176,872	119,335
Total Proved	5,704,459	4,267,700	3,423,378	2,866,171	2,471,090
Probable	2,852,672	1,637,554	1,081,832	776,211	587,320
Total Proved + Probable	8,557,131	5,905,254	4,505,210	3,642,382	3,058,410
Including BlackGold
Total Proved	8,024,703	5,244,887	3,857,668	3,042,553	2,508,956
Probable	7,595,451	3,556,719	1,935,971	1,162,784	743,229
Total Proved + Probable	15,620,154	8,801,606	5,793,639	4,205,337	3,252,185
Total Proved + Probable December 31, 2010	13,901,780	7,621,825	4,890,891	3,469,677	2,629,191
Change	12%	15%	18%	21%	24%

Note: Columns may not add due to rounding

The following table summarizes the McDaniel January 1, 2012 price forecast used in the Harvest reserves evaluation. A complete listing of the forecast is available on the McDaniel’s website at: http://www.mcdan.com/pricing_forecasts.html.

McDaniel & Associates Consultants Ltd.
Summary of Price Forecasts - January 1, 2012

			Alberta		Alberta
	WTI	Edmonton	Bow River	Alberta	AECO	US/CAN
	Crude	Light	Hardisty	Heavy	Spot	Exchange
Forecast	Oil	Crude Oil	Crude Oil	Crude Oil	Price	Rate
Year	$US/bbl (1)	$C/bbl (2)	$C/bbl (3)	$C/bbl (4)	$C/MMBtu	$US/$CAN
2012	97.50	99.00	82.00	74.00	3.50	0.975
2013	97.50	99.00	82.00	74.00	4.20	0.975
2014	100.00	101.50	84.10	75.90	4.70	0.975
2015	100.80	102.30	84.70	76.50	5.10	0.975
2016	101.70	103.20	85.50	77.10	5.55	0.975
2017	102.70	104.20	86.30	77.90	5.90	0.975
2018	103.60	105.10	87.10	78.60	6.25	0.975
2019	104.50	106.00	87.80	79.20	6.45	0.975
2020	105.40	106.90	88.60	79.90	6.70	0.975
2021	107.60	109.20	90.40	81.60	6.85	0.975
2022	109.70	111.30	92.20	83.20	6.95	0.975
2023	111.90	113.50	94.00	84.80	7.05	0.975
2024	114.10	115.80	95.90	86.50	7.20	0.975
2025	116.40	118.10	97.80	88.20	7.40	0.975
2026	118.80	120.50	99.80	90.10	7.55	0.975
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	0.975

(1)	West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur
(2)	Edmonton Light Sweet 40 degrees API, 0.3% sulphur
(3)	Bow River at Hardisty Alberta (Heavy stream)
(4)	Heavy crude oil 12 degrees API at Hardisty Alberta (after deduction of blending costs to reach pipeline quality)

The full reserve details and reserve metrics for Harvest will be disclosed in the reserve report included within Harvest’s AIF on or before March 30, 2012.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 6 of 8	March 1, 2012

UPSTREAM

Harvest’s realized price prior to hedging of $64.61/boe in the fourth quarter of 2011 was up 15% from $56.03/boe in the fourth quarter of 2010. The full year realized price prior to hedging of $62.13/boe was an increase of 11%, as crude oil prices improved relative to 2010 prices. High inventory levels and increased production volumes continue to push down the price for natural gas. Oil and NGLs represented 68% of the fourth quarter production and contributed 88% of the sales revenue as a result of strong crude oil prices. Natural gas realized pricing decreased by 10% and 9% in the three and twelve month periods of 2011 to $3.42/mcf and $3.83/mcf, respectively.

The benefit of the strong crude oil prices is also reflected in Harvest’s fourth quarter operating netback of $36.57/boe prior to hedging, which is an increase of $4.50/boe or 14% compared to the same period in 2010. Operating netback represents the net amount realized on a per boe basis after deducting directly related costs. For the full year 2011, operating netback of $34.54/boe prior to hedging increased by $2.52/boe, an increase of 8% when compared to 2010. The increases in realized commodity prices contributing to the increase in netback was partially offset by increases in costs such as royalties, operating costs and transportation costs.

Harvest provided production guidance of 55,000-60,000 boe/d and total production volume for the quarter exceeded guidance at 61,324 boe/d. Despite experiencing operating challenges, full year production was 57,161 boe/d resulting in an overall increase of 23% and 16% over the same three and twelve month periods of 2010, mainly due to the acquisition of producing assets in the first quarter of 2011.

Capital spending (excluding BlackGold) increased 14% to $148.8 million in the fourth quarter and 65% to $632.1 million for the full year 2011. The increases in capital spending were driven by the additional development activity of drilling and completion spending which increased 73% from 2010 levels. Additionally, well equipment and tie-in activities increased 81% from 2010 with spending of $195.1 million, reflecting 31%, of the 2011 Upstream capital spending (excluding BlackGold).

We were the most active in drilling high netback light oil wells in the Red Earth and Kindersley areas. For the full year of 2011, we drilled a total of 251 gross wells (214.3 net) with a success ratio of 98%, a significant increase compared to 2010 drilling and the result of the increased capital program for 2011 and our strategy to advance growth through organic development.

BlackGold oil sands project capital spending totaled $30.8 million for the quarter and $101.2 million for 2011. Site preparation was completed in the fourth quarter and we anticipate site construction to begin in 2012. We also began drilling the first surface holes for the SAGD wells and will finish all 15 SAGD well pairs in 2012. Phase 1 of the project is targeted to produce 10,000 bbl/d upon completion with first production in 2014. Approval for phase 2 is expected this year and is projected to increase production to 30,000 bbl/d.

DOWNSTREAM

During the quarter, we announced that a new crude oil supply and refined product offtake agreement was finalized with a new supplier. The agreement improved our terms as we look to improve margins within the Downstream business. Refining margins for the quarter averaged US$(4.14)/bbl, a large decrease from the same quarter of 2010 and compared to the third quarter of 2011. Refining gross margins are impacted by several factors including product yields, timing of sales, transportation costs, location differentials, feedstock quality differentials and variability in our throughput volume over a given period of time. For the full year 2011 the average refining margin was US$5.28/bbl, relatively unchanged from 2010. Downstream operations began turnaround and catalyst enhancement activities as scheduled in May 2011 and completed the project in August 2011. Through the fourth quarter, the refinery was fully operational but running at reduced rates due to uneconomical gasoline margins resulting in average daily throughput of 88,824 bbl/d. For the full year of 2011 the average throughput was 66,417 bbl/d.

Capital spending during the three months and year ended December 31, 2011 totaled $37.5 million and $284.2 million compared to 2010 spending of $32.6 million and $71.2 million respectively. Capital spending was related to various improvement projects including $8.6 million for the quarter and $62.6 million for the full year on the debottleneck project. Additionally, 2011 included turnaround costs of $102.4 million, $32.2 million for catalyst replacement, $26.0 million for replacing tubing and piping and other capital work completed during the extended turnaround period.

CORPORATE

Cash from operating activities totaled $144.6 million and $560.5 million for the quarter and full year 2011, a 2% and 28% increase from the same periods of 2010.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 7 of 8	March 1, 2012

During the fourth quarter, Harvest’s credit facility was amended to increase the capacity of the facility from $500 million to $800 million and decrease the minimum rate charged on the credit facility from 175 bps to 160 bps over bankers’ acceptance rates. As at December 31, 2011, Harvest had $441.1 million of available borrowing capacity under the credit facility. Harvest’s strong cash flow, unused borrowing capacity and the option to further increase the capacity limit provide Harvest flexibility to manage fluctuations in its liquidity needs.

2012 OUTLOOK

Harvest actively monitors commodity prices and overall market conditions on an ongoing basis and will continue to manage commodity price volatility through a combination of prudent capital expenditures funded largely through operating cash flows, maintaining a solid balance sheet and hedging commodity prices as appropriate to support our strategy.

Subsequent to the end of the year, there were executive changes at Harvest. The Harvest Board of Directors appointed Mr. Myunghun Yi as President and CEO as Mr. John Zahary resigned effective January 20, 2012. Mr. Yi joins Harvest from KNOC’s U.S. subsidiary, ANKOR E&P, and we look forward to his leadership. We thank Mr. Zahary for his several years of service as President & CEO of Harvest; he will continue to contribute to Harvest’s success as a non-executive Director. Harvest also reported that Mr. Chang-Koo Kang has been appointed CFO of Harvest as Mr. Kyungluck Sohn has returned to a senior financial position within KNOC. Finally, Mr. Robert Pearce has been appointed Harvest’s COO, effective January 23, 2012. Brief biographies for these appointees can be found on Harvest’s website www.harvestenergy.ca.

Upstream

Harvest’s Upstream operations (excluding BlackGold) have a capital budget of approximately $435 million for 2012. Of the Upstream budget, approximately 65% will be allocated to drilling activities. Harvest plans to drill 155 wells in 2012 with the majority of the activity taking place within the first few months of the year with a very active winter drilling program. We will also continue to invest in Enhanced Oil Recovery (EOR) and optimization activities with approximately 15% of the Upstream budget.

Our focus will continue to be on our oil weighted and liquids rich natural gas assets as our asset base is predominantly large pools of light/medium and heavy crude oils that have significant opportunity for development through drilling or optimization. This is complemented by liquids-rich natural gas opportunities with attractive economics, despite low natural gas prices. We expect production volumes from Upstream operations to average 60,000 boe/d for 2012, weighted approximately 30% percent natural gas and 70% percent crude oil and NGLs.

Cost guidance for 2012 includes royalties at 16% of revenue, operating costs to average approximately $15.00/boe and general & administrative costs averaging $2.80/boe.

Harvest has allocated 2012 capital spending of $215 million for the BlackGold oil sands project. The 2012 activities for the BlackGold team will be module assembly, facility construction and an active drilling program in which 30 wells (15 SAGD well pairs) are currently underway. First oil production of 10,000 bbl/d is expected in 2014 and we anticipate ERCB approval in 2012 for an additional 20,000 bbl/d Phase 2 expansion of the project.

Downstream

Harvest’s Downstream operations have a 2012 capital budget of $120 million. Approximately 50% is earmarked for projects involving low cost and simple debottlenecking of existing process units and tankage to enhance distillate yields and improve operating costs, energy efficiency and operating reliability. We have also budgeted approximately 25% for mandatory maintenance projects with the remainder on smaller value-add projects.

For the year 2012, we expect throughput to average between 100,000 bbl/d and 106,000 bbl/d with operating costs and purchased energy costs aggregating to approximately $7.00/bbl.

Corporate

Harvest maintains a strong credit rating and healthy balance sheet which includes our convertible debentures, 6⅞% senior notes and extendible revolving credit facility, balanced with KNOC-held equity. Our exposure to interest rate fluctuations will continue to be managed through maintaining a mix of financing that carries both floating and fixed interest rates. We will extend maturities as appropriate when our obligations mature or become eligible for repayment.

At December 31, 2011, Harvest had $734 million of principal amount of convertible debentures issued in four series. On October 31, 2012, Harvest’s 6.40% convertible debentures (TSX: HTE.DB.D) will mature in the amount of $106.8 million. This series of debentures is currently redeemable at par, as are next year’s maturing series of 7.25% debentures (TSX: HTE.DB.E). At maturity, Harvest plans to repay the indebtedness through a combination of cash on hand, undrawn credit facility, debt issuance and capital injection.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 8 of 8	March 1, 2012

While we do not speculate on commodity prices or refining margins, we do enter into risk management contracts from time to time to mitigate some portion of price volatility with the objective of stabilizing our cashflow from both upstream and downstream operating activities. For the remainder of 2012, we have 4,200 bbl/d of WTI hedges under contract with an average price of US $111.37/bbl.

Future development activities and acquisitions in our Upstream business, as well as the maintenance and optimization program in our Downstream business, will be funded substantially from cash generated by operating activities. Funding of more significant acquisitions and growth initiatives will generally rely on a combination of cash from operating activities, incremental debt and capital injections from KNOC.

Harvest is focused on environmental, health and safety issues both in the Upstream and in the Downstream segments of our business. We use responsible practices to ensure the protection of people and the environment. Safety is at the core of our operations and is of utmost importance as we strive to always protect our people, our neighbors and the environment that we all share. As a result, we continue to show better than industry average performance on many EH&S measures in our businesses.

HARVEST PROFILE

Harvest is a wholly-owned, non-guaranteed subsidiary of Korea National Oil Corporation (KNOC). Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with Upstream (exploration, development and production of crude oil, bitumen and natural gas) and Downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our Upstream oil and gas production is weighted approximately 68% to crude oil and liquids and 32% to natural gas and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G.

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR & MEDIA CONTACTS:	CORPORATE HEAD OFFICE:
Kari Sawatzky, Manager, Investor Relations	Harvest Operations Corporation
Toll Free Investor Mailbox: (866) 666-1178	2100, 330 – 5th Avenue S.W.
Email: information@harvestenergy.ca	Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca	Phone: (403) 265-1178